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Exhibit (a)(1)(c)

Form of Electronic Letter of Notification

Memorandum

To:	Directors and Employees
From:	Mike Carrel
Date:	May 13, 2003
Subject:	Stock Option Offer to Exchange

        Zamba is pleased to announce that its Board of Directors has approved management's proposal to allow eligible directors and employees of the Company the opportunity to exchange their outstanding stock options. Zamba has decided to offer you the ability to exchange some of your options because many of your options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the current market price of our common stock. Because these options are unlikely to be exercised in the foreseeable future, these options have resulted in a lack of proper incentive, and we wanted to give everyone the opportunity to exchange these options for options at a potentially lower price.

        In order for Zamba to avoid having to take an accounting charge, under this program, you will be able to cancel any of your existing stock options in exchange for new stock options to be granted at least six months and one day after the date of cancellation of your existing options. More specifically, in exchange for any options tendered by you, you will receive a new option that is exercisable for a certain number of shares of the Company's common stock for each share currently subject to the options that you tender and the Company accepts for exchange (rounded to the nearest whole share), as adjusted for any stock splits, stock dividends and similar events.

  Please note:

  If you have any questions about this offer, please contact Ian Nemerov at inemerov@ZAMBAsolutions.com or via telephone at (952) 844-3126.

        Some of the pertinent details of the option exchange are as follows:

  Eligibility:

  All Employees and Board Members are eligible.

  Exchange Ratio:

  The number of shares for which your new option will be exercisable will be based upon the exercise price of the option you exchange, according to the following formula:

    •
    Each option you exchange that has an exercise price per share less than or equal to $1.50 will be replaced with a new option exercisable for one (1) share of common stock for every two (2) shares of stock covered by the exchanged option.

    •
    Each option you exchange that has an exercise price per share greater than or equal to $1.51 and less than or equal to $2.00 will be replaced with a new option exercisable for one (1) share of common stock for every three (3) shares of stock covered by the exchanged option.

    •
    Each option you exchange that has an exercise price per share greater than or equal to $2.01 will be replaced with a new option exercisable for one (1) share of common stock for every four (4) shares of stock covered by the exchanged option.

  Option cancellation date:

  Your existing options will be cancelled on the first business day following the end of the 20-day (or longer) period. We expect this to be in mid to late June.

  6-month window:

  In accordance with GAAP accounting rules, in order to avoid an earnings charge, there is a 6-month look-back and look-forward period. If you want to participate in the exchange, you must exchange all options you received in the 6 months before and 6 months after the cancellation date.

  Vesting:

  Each new option granted will vest in accordance with the vesting schedule of the cancelled options. Each new option granted will vest as follows:

    •
    any shares that were fully vested on the date that the offer expires will be fully vested,

    •
    all unvested options on the date the offer expires that would have been fully vested on the date the new options are granted (at least six months and one day from the date this offer expires) will be fully vested, and

    •
    all remaining unvested options will have a vesting schedule that is equivalent to what would have been in place had the cancelled option remained in effect. For example (assuming quarterly vesting):

    •
    Old Options: 3,000 options granted on May 18, 2000 @ $2.50 with a 4-year vesting period; 75% vested on June 15, 2003 with 1 year remaining in vesting period

    •
    New Options: 750 options granted at market price on new option grant date; 656 options 100% vested and 94 options vested over next six months (quarterly vesting)

  Grant date of new options:

  We will grant the new options approximately six (6) months and one (1) day following the end of the cancellation period.

  Exercise price of new options:

  The exercise price of your new options will be the market price of our common stock on the date we grant the new options.

  Must cancel entire option grant:

  You must cancel all unexercised options of any individual grant, but cannot cancel only a portion of the unexercised options in any individual grant.

  Must remain employed:

  You must be continuously employed by Zamba through the date of grant of the replacement options in order to be eligible for this offer.

  Voluntary Participation:

  Participation in this program is entirely voluntary, and although our Board of Directors has approved this offer, neither the Board of Directors nor the Company makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision. A detailed description of the offer terms, the individuals who may participate, the conditions to exchanging your options, and the risks involved in participating, among other pertinent information, is set forth in the documents that are being mailed to your home addresses.

  Estimated Timeline

    •
    May 13, 2003: Tender offer for exchange and individual stock option details sent to employees;

    •
    June 11, 2003: Deadline for employees to return forms for those options selected to exchange;

    •
    June 12, 2003: Selected stock options cancelled;

    •
    December 15, 2003: New options issued at the close of business; Exercise price of new options will be the closing stock price on this date

        In an email being sent to you today, you will receive documents related to the Exchange Program dated May 13, 2003, including the Offer to Exchange Certain Outstanding Options for New Options, which details the terms and conditions of the Exchange; the Letter of Transmittal for tendering Old Options; the Notice of Change in Election from Reject to Accept; the Notice of Change in Election from Accept to Reject; copies of our 1993 Equity Incentive Plan and our 2000 Non-Officer Stock Option Plan; and our most recent Annual Report on Form 10-K. These documents will also be posted on BrainZ. We strongly urge you to read all of these materials carefully and consider the risks associated with participating or not participating in the Exchange Program before making your decision.

        If you decide to participate in this offer, please follow the procedures outlined in the documents that are mailed to you. If you have any questions about this offer please contact Ian Nemerov at inemerov@ZAMBAsolutions.com or via telephone at (952) 844-3126.

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  Exhibit (a)(1)(c)